22003007

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66778

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Transact Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4991 Lake Brook Dr., Suite 150
(No. and Street)

Glen Allen	Virginia	23060
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jim Sowers (804) 612-7110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave. Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James Z. Sowers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transact Capital Securities, LLC, as of December 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN M. CLARK NOTARY PUBLIC REG. #7839604 MY COMMISSION EXPIRES 1/31/2023 COMMONWEALTH OF VIRGINIA

Notary Public

Signature

Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of Virginia
County of Richmond
Subscribed and sworn to (or affirmed) before me on this 31 day of January, 2022 by Jim Sowers proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

TRANSACT CAPITAL SECURITIES, LLC
Table of Contents

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Transact Capital Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Transact Capital Securities, LLC (the "Company") as of December 31, 2021, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
February 4, 2022

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

TRANSACT CAPITAL SECURITIES, LLC
Statement of Financial Condition
December 31, 2021

Assets	
Cash	$ 198,561
Total assets	$ 198,561
Liabilities and Member's Equity	
Liabilities	$ 13,598
Member's equity	184,963
Total liabilities and member's equity	$ 198,561

*See accompanying notes to financial statements

TRANSACT CAPITAL SECURITIES, LLC
Statement of Income
Year Ended December 31, 2021

Revenues:	
Fees	$ 4,699,031
Expenses:	
Regulatory fees and expenses	12,806
Commissions	2,472,721
Other expenses	92,217
Total expenses	2,577,744
Net income	$ 2,121,287

*See accompanying notes to financial statements

TRANSACT CAPITAL SECURITIES, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2021

Balance, January 1, 2021	$ 33,676
Capital contributions	-
Distributions	(1,970,000)
Net income	2,121,287
Balance, December 31, 2021	$ 184,963

*See accompanying notes to financial statements

TRANSACT CAPITAL SECURITIES, LLC
Statement of Cash Flows
Year Ended December 31, 2021

Cash flows from operating activities:	
Net Income (Loss)	$ 2,121,287
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Increase (Decrease) in:	
Liabilities	4,590
Net cash provided by operating activities	2,125,877
Cash flows from investing activities	-
Cash flows from financing activities:	
Capital contributions	-
Distributions	(1,970,000)
Net cash used in financing activities	(1,970,000)
Net increase in cash	155,877
Cash, beginning of year	42,684
Cash, end of year	$ 198,561
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Income taxes	$ -
Interest	-

*See accompanying notes to financial statements

TRANSACT CAPITAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2021

Note 1 - Organization and nature of business

Organization – Transact Capital Securities, LLC (the "Company"), a wholly owned subsidiary of Transact Capital Partners LLC (the "Parent"), was incorporated in the state of Virginia on August 3, 2003. The Company is a registered broker-dealer under the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"), and a state registered investment advisory under the Investment Advisors Act of 1940. The Company engages primarily in M&A Advisory, and debt and equity placements.

Note 2 - Summary of significant accounting policies

Basis of Presentation – The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions as to reported amounts and disclosures in the financial statements. Management believes that the estimates used in preparing the financial statements are reasonable and prudent. Actual results could differ from the estimates included in the financial statements.

Risks and Uncertainties – The Company places its cash and cash equivalents on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation ("FDIC") provides insurance coverage for up to $250,000 for substantially all depository accounts. The Company from time to time may have amounts on deposit in excess of the insured limits. As of December 31, 2021, the Company had no uninsured deposits.

A substantial portion of the Company's revenues may be received from a small number of transactions or concentrated within an industry. During 2021, four clients comprised 99% of total revenues.

Fee Revenue – The Company's revenues are generated primarily through providing merger and acquisition advisory services. The Parent typically is paid a non-refundable retainer fee upon entering into an engagement to sell a business. Upon evidence that a transaction will involve a security requiring a broker-dealer, the engagement is assigned from the Parent to the Company. At the conclusion of a transaction, the Company is awarded a success fee, which is typically a percentage of the total sales price. During the year ended December 31, 2021, the Company had no retainer fees and success fees totaled $4,699,031. In select cases, the retainer fee is fully or partially credited against the success fee. As of December 31, 2021, the Company had no deferred revenues and does not have any open contract balances. Revenue and associated commission expenses are recognized once a transaction has been completed.

Leases – The Company shares space with the Parent under an expense sharing agreement which is cancelable with reasonable notice. This agreement is not subject to ASC 842, Leases. The Company records rent expenses on a monthly basis.

Income Taxes – The Company has elected to be treated as a limited liability company for federal, state, and local income tax purposes. Accordingly, all items of income, expense, gain, and loss of the Company are generally reportable on the tax return of its Parent. Management has evaluated all tax positions that could have a significant effect on the financial statements and determined the Company did not have any uncertain income tax positions at December 31, 2021. The Company is not currently under audit by any tax jurisdiction.

Fair Value Measurements – The carrying amounts of total assets approximates fair value because of the short-term nature of these instruments or because the contractual interest rates associated with these assets are considered to be at market rates.

Note 3 - Related-party transactions

The Company is charged an allocable portion of certain costs, including employee compensation and benefits, occupancy, depreciation of fixed assets, and general and administrative costs, all incurred by its Parent on behalf of the Company. These costs are allocated to the Company using various measures that management believes are consistent with the types of costs covered by an expense agreement with the Parent. Fees paid to the Parent were $76,800 during the year and are included in other expenses on the accompanying statement of income. It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4 - Regulatory requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"). Rule 15c3-1 requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 further requires that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1.

At December 31, 2021, the Company had net capital of $184,963 as defined under Rule 15c3-1, which exceeded the requirements by $179,963. The Company's ratio of aggregate indebtedness to net capital at December 31, 2021 was 0.074 to 1.

Note 5 – Commitments and Contingencies

The continued worldwide illnesses from the coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted. Accordingly, there are no adjustments to these financial statements to reflect this uncertainty.

Note 6 - Subsequent events

Management has evaluated subsequent events for potential recognition and/or disclosure in the December 31, 2021 financial statements through the date the Company's financial statements were available to be issued. Beginning January 1, 2022, the Company will directly pay compensation and other expenses previously paid by the Parent. The Company is in the process of altering the Expenses Sharing Agreement between the Parent and the Company to reflect the new economics.

Note 7 – Recently Issued Accounting Standards

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Account Standards Updates ("ASUs").

For the year ended December 31, 2021, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

TRANSACT CAPITAL SECURITIES, LLC
Schedule I - Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2021

Member's equity	
Member's equity qualified for net capital	$ 184,963
Nonallowable assets and miscellaneous capital charges	
Other assets	-
Net capital	$ 184,963
Amounts included in total liabilities which represent aggregate indebtedness	
Accounts payable and accrued expenses	$ 13,598
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirements	$ 179,963
Ratio of aggregate indebtedness to net capital	0.074 to 1

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's most recently filed Form X-17A-5, Part II-A filing as of December 31, 2021.

*See Report of Independent Registered Public Accounting Firm

TRANSACT CAPITAL SECURITIES, LLC
Schedule II – Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3
December 31, 2021

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240,15c3-3, and in reliance of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.15c3-3 because the Company limits its business activities exclusively to (1) private placement of securities, and (2) merger and acquisition advisory services. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Accordingly, there are no items to report under requirements of this Rule.

Transact Capital Securities, LLC
Report on Exemption Provisions
Pursuant to 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2021

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Transact Capital Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Transact Capital Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Transact Capital Securities, LLC claimed an exemption as a Non-Covered Firm from the provisions in SEA Rule 15c3-3 as the Company's business activities are, and will remain, limited to business activities in the private placement of securities and merger and acquisition advisory services and (2) Transact Capital Securities, LLC stated that Transact Capital Securities, LLC met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2021 without exception. Transact Capital Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Transact Capital Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm provision.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 4, 2022

Transact Capital Securities, LLC
Exemption Report
For the Year Ended December 31, 2021

Transact Capital Securities, LLC ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) private placement of securities; and (2) merger and acquisition advisory services. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Transact Capital Securities, LLC

I, James Z. Sowers, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: James Z. Sowers
Title: CEO

Transact Capital Securities, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2021

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Member of Transact Capital Securities, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Transact Capital Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating Transact Capital Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Transact Capital Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Transact Capital Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Transact Capital Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 4, 2022

Transact Capital Securities, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2021

		Amount
Total assessment	$	7,049
SIPC-6 general assessment Payment made on July 1, 2021		(2,946)
SIPC-7 general assessment Payment made on January 31, 2022		(4,103)
Total assessment balance **(overpayment carried forward)**	$	-